Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 27, 2014

Relating to Preliminary Prospectus Supplements dated June 17, 2014 (as supplemented by Issuer Free Writing Prospectus dated June 23, 2014) to

Prospectuses dated December 16, 2010, July 23, 2012 and June 17, 2014

Registration Nos. 333-171069

333-182624

and 333-196591

We have filed three registration statements on Form S-3 with registration numbers of 333-171069, 333-182624 and 333-196591, including prospectuses dated December 16, 2010, July 23, 2012 and June 17, 2014, respectively, a preliminary prospectus supplement dated June 17, 2014, and an issuer free writing prospectus dated June 23, 2014, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectuses, the preliminary prospectus supplement and the issuer free writing prospectus, in these registration statements, the documents incorporated by reference and other documents we have filed with the SEC for more complete information about us and this offering. Investors should rely upon the prospectuses, the preliminary prospectus supplement, and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents we have filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectuses and the preliminary prospectus supplement, if you request them by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649. You may also access our most recent prospectus supplement dated June 23, 2014, as filed with the SEC via EDGAR on June 23, 2014 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1369868/000114420414038136/v381318_424b5.htm.

Unless the context requires otherwise, the words “we,” “our,” and “us” refer to China Biologic Products, Inc.

The following information updates the information contained in our preliminary prospectus supplement dated June 17, 2014, as supplemented by a free writing prospectus dated June 23, 2014, or the Preliminary Prospectus Supplement. In the Preliminary Prospectus Supplement, we proposed to offer 1,000,000 shares of our common stock and certain selling stockholders proposed to offer 2,212,500 shares of our common stock. The number of shares of our common stock to be offered by us in the offering has decreased to 800,000 shares, the number of selling stockholder participating in the offering has decreased to one, and the number of shares of our common stock to be offered by the selling stockholder has decreased to 750,000 shares. This issuer free writing prospectus updates the information contained in the Preliminary Prospectus Supplement to reflect the decrease in the number of shares being offered, as well as certain other changes, including impact on net proceeds, dilution and capitalization tables. All references to page numbers are to page numbers in the Preliminary Prospectus Supplement.

(1) Replace the corresponding portion of “The Offering” in the Preliminary Prospectus Supplement with the following on page S-5:

The Offering

Common stock offered by us	800,000 shares (or 920,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock offered by the selling stockholder	750,000 shares (or 862,500 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock outstanding immediately after this offering	24,219,093 shares (or 24,339,093 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted to the underwriters an option to purchase up to an additional 120,000 shares of common stock from us and the selling stockholder has granted to the underwriters an option to purchase up to an additional 112,500 shares of common stock from it, at the public offering price, less the underwriting discount, within 30 days from the date of the Preliminary Prospectus Supplement.

Estimated net proceeds	We estimate that the net proceeds from the sale of common stock by us in this offering will be approximately $29.5 million (or approximately $34.0 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discount and estimated offering expenses payable by us. The estimates are based upon an assumed public offering price of $38.91 per share, the closing trading price of our common stock on June 26, 2014.

Use of proceeds

We will not receive any proceeds from the sale of shares by the selling stockholder.

We intend to use the net proceeds from this offering primarily for general corporate purposes, which may include working capital, capital expenditures and other corporate expenses. In addition, if appropriate opportunities arise to acquire or invest in complementary products, technologies or businesses, we may use a portion of the net proceeds for such acquisition or investment. However, we have no present commitments or agreements to enter into any such acquisitions or investments.

1

(2) Replace the Pro Forma As Adjusted balance sheet data on page S-7 of the Preliminary Prospectus Supplement with the following:

Pro forma as adjusted balance sheet data(1)	March 31, 2014 (U.S. dollar in thousands)

Cash and cash equivalents	$107,070
Restricted deposit	30,188
Accounts receivable, net of allowance for doubtful accounts	23,485
Total current assets	260,050
Restricted cash and deposit, excluding current portion	71,665
Total assets	443,474
Short-term bank loans, including current portion of long-term bank loans	34,869
Total current liabilities	81,264
Long-term bank loans, excluding current portion	70,000
Total liabilities	157,960
Total stockholders’ equity	285,514

(1) The pro forma as adjusted balance sheet data above reflects the sale of 800,000 shares of our common stock in this offering and application of the net proceeds of approximately $29.5 million at an assumed public offering price of $38.91 per share, the closing trading price of our common stock on June 26, 2014, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

2

(3) Replace the Pro Forma As Adjusted Capitalization information on page S-31 of the Preliminary Prospectus Supplement with the following:

Pro forma as adjusted capitalization	March 31, 2014 (U.S. dollar in thousands)

Long-term bank loans, excluding current portion	$70,000
Common stock (par value $0.0001; 100,000,000 shares authorized; 27,398,797 shares issued as of March 31, 2014 and as adjusted; and 23,419,093 shares and 24,219,093 shares outstanding as of March 31, 2014 and as adjusted, respectively)	3
Additional paid-in capital	82,721
Treasury stock: 3,979,704 shares as of March 31, 2014 at cost; and 3,179,704 shares as adjusted	(79,574)
Retained earnings	192,018
Accumulated other comprehensive income	18,963
Noncontrolling interest	71,383
Total stockholders’ equity	$285,514
Total capitalization(1)	$355,514

(1) Total capitalization is the sum of long-term bank loans, excluding current portion, and total shareholders’ equity.

The pro forma as adjusted capitalization above reflects the sale of 800,000 shares of our common stock in this offering and application of the net proceeds of approximately $29.5 million at an assumed public offering price of $38.91 per share, the closing trading price of our common stock on June 26, 2014, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

3

(4) Replace the “Dilution” section on page S-32 of the Preliminary Prospectus Supplement with the following:

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this public offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2014 was approximately $182 million, or $7.78 per share of common stock. Net tangible book value per share represents the amount of our total assets of approximately $414 million less our total liabilities of approximately $158 million and noncontrolling interest of approximately $71 million, and less our net intangible assets of approximately $3 million, divided by the shares of common stock outstanding at March 31, 2014. After giving effect to the sale of 800,000 shares of common stock in this offering, at an assumed public offering price of $38.91 per share, the closing trading price of our common stock on June 26, 2014 and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us of approximately $1.6 million, our as adjusted net tangible book value as of March 31, 2014 would have been approximately $212 million, or $8.74 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $0.96 per share to existing stockholders and an immediate dilution of $30.17 per share to new investors.

The following table illustrates this dilution:

Assumed public offering price per share		$38.91
Net tangible book value per share as of March 31, 2014	$7.78
Increase per share attributable to this offering	0.96
As adjusted net tangible book value per share after giving effect to this offering		8.74
Net tangible book value dilution per share to investors in this offering		$30.17

The foregoing calculations are based on 23,419,093 shares of our common stock outstanding as of March 31, 2014, and exclude:

•	1,830,948 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014 at a weighted average exercise price of $10.15 per share;

•	357,125 shares of common stock issuable upon the vesting of outstanding restricted stock as of March 31, 2014; and

•	1,752,125 shares of common stock reserved for future issuance under our 2008 Plan as of March 31, 2014.

4